The Annual Meeting of Shareholders of The Zweig Fund, Inc. was held
on May 11, 2010.   The meeting was held for the purpose of electing
two (2) nominees to the Board of Directors.


The results of the above matters were as follows:

DIRECTORS

George R. Aylward
         Votes For     Votes Against      Votes Withheld       Abstentions
        63,446,349          N/A              12,210,079            N/A

Alden C. Olson
         Votes For     Votes Against      Votes Withheld       Abstentions
        60,508,719          N/A              15,137,709             N/A




Based on the foregoing George R. Aylward and Alden C.
Olson, were re-elected as Directors. The Fund's other
Directors who continue in office are Charles H. Brunie, Wendy Luscombe, James B. Rogers, Jr. and R. Keith Walton.